Exhibit 21.1

SUBSIDIARIES OF ORGANOGENESIS HOLDINGS INC.

NAME OF ORGANIZATION	JURISDICTION
Organogenesis Inc.	Delaware
Prime Merger Sub, LLC	Delaware
Organogenesis Switzerland GmbH	Switzerland